SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of November 2004

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X   Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes ___   No ____


Enclosures:

1.       Press release dated: November 3, 2004

Memorandum of Understanding Between OTE and COSMOTE for COSMOTE's Share Capital Increase

    ATHENS, Greece--(BUSINESS WIRE)--Nov. 3, 2004--Memorandum of Understanding between OTE and COSMOTE for COSMOTE's share capital increase through contribution in kind by OTE of the shares of the companies
COSMOBULGARIA MOBILE EAD (Globul) and MTS HOLDING BV (owns 100% of the shares of COSMOFON)
    OTE and COSMOTE announce that their Boards of Directors approved today the signing of a Memorandum of Understanding for the commencement of the procedures for an increase of the share capital of COSMOTE through a contribution in kind by OTE of the shares of the Bulgarian mobile telecommunications company COSMOBULGARIA MOBILE EAD
(Globul) and of the Dutch holding company MTS HOLDING BV (MTS), which owns 100% of the shares of the mobile telecommunications company
COSMOFON MOBILE TELECOMMUNICATIONS SERVICES AD Skopje (COSMOFON).
    More specifically, OTE and COSMOTE have agreed to assign to two independent Investment Banking firms, the one acting on behalf of OTE and the other on behalf of COSMOTE, the valuation of the above-mentioned companies in order to assist the respective Board of Directors of OTE and COSMOTE to determine the number of COSMOTE shares to be issued in exchange for the contribution in kind. Provided agreement on the number of shares to be issued is reached between the two entities, a valuation will be conducted by a three-member committee appointed by the Ministry of Development pursuant to applicable Greek law. Following such valuation, the transaction will be submitted to the General Assembly of COSMOTE's Shareholders for approval. The transaction also remains subject to obtaining the required administrative and regulatory approvals in Greece and abroad.
The new shares that shall be issued following the transaction, shall be common registered shares and shall be listed on the Athens Stock
Exchange.
    COSMOTE assumed management of the mobile operations of Globul and COSMOFON in January 2003.
    Globul is the owner of the second mobile license in Bulgaria, where the company operates since September of 2001. At the end of the first half of 2004 the company's customer base increased on a yearly basis by 97% to reach 1,286,590 customers and with an estimated market share of 35%. During the above mentioned period, total operating revenues increased by 86.6% amounting to EUR 73.7 million while EBITDA margin improved by 15.2 percentage points to reach 19.8%.
    COSMOFON is the owner of the second mobile license in the Former
Yugoslav Republic of Macedonia (FYROM) where the company operates since June 2003. At the end of the first half of 2004 and after just 1 year of operation, the company had 154,695 customers with an estimated market share of 20%. During the above mentioned period, total operating revenues reached EUR 9.6 million.
    OTE's Chairman and CEO and COSMOTE's Chairman, Panagis Vourloumis, commented: "Today's agreement is part of OTE Group's strategic decision to integrate operations relating to mobile telephony under COSMOTE, the OTE Group's mobile arm, hence taking advantage of COSMOTE's know-how and expertise in mobile telecommunications, in order to unlock hidden values and achieve the highest possible returns for both companies".
    Mr. Vourloumis stated "with the increase of OTE's share in COSMOTE's capital, OTE achieves the increase of its exposure in the Greek mobile telephony market".
    COSMOTE's CEO, Evangelos Martigopoulos, commented: "Today's agreement is the natural sequence to the successful management of Globul and COSMOFON by COSMOTE since January 2003, and realizes a key strategic objective of OTE Group and the Company for regional geographical expansion in markets with significant growth potential.
As a result, COSMOTE, taking into account its ownership of AMC in Albania, will own 3 successful mobile operators in the southeastern
European region, thus further reinforcing its growth profile".

    ABOUT OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International Investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share. Additional Information is also available on http://www.ote.gr

    ABOUT COSMOTE

    COSMOTE, a member of the OTE group, started commercial operations in Greece in April 1998, 5 years after its 2 competitors and in June 2001 was the only 3rd entrant to achieve 1st place in its market. Currently it has over 4 million customers in Greece with the leading market position and also has presence in 3 more Balkan countries: in Albania through AMC the leading mobile operator in the country, and in Bulgaria and the Former Yugoslav Republic of Macedonia (FYROM) through management agreements for GLOBUL and COSMOFON respectively. The Company in year 2003 generated over 1.35 billion euro in revenues and approximately 253 million euro in net profit. Both the Company's EBITDA margin (above 42%) and net profit margin (above 18%) remain consistently among the highest in Europe.
    COSMOTE's stock trades on the Athens and London Stock Exchange (Shares: Athens SE, Reuters COSr.AT. Bloomberg COSMO GA. ISIN GRS408333003. GDRs: LSE, Reuters COSq.L. Bloomberg CRM GR, CMBD LI). For more information, visit www.cosmote.gr or www.cosmote.com.

    CONTACT: OTE
             OTE Investor Relations
             Tel. + 30 - 210 - 611 1574
             + 30 - 210 - 611 1121
             + 30 - 210 - 611 5070
             e-mail: iroffice@ote.gr
             or
             OTE Media Relations
             Tel. +30 - 210 - 611 7434
             Fax. +30 - 210 - 611 5825
             Tel. +30 - 210 - 611 7434
             e-mail: media-office@ote.gr
             or
             COSMOTE Investor Relations
             Tel. + 30 - 210 - 6177 428
             Fax. +30 - 210 - 6177 377
             e-mail: ir@cosmote.gr
             or
             COSMOTE Media Relations
             Tel. +30 - 210 - 6177 566
             Fax. +30 - 210 - 6177 771
             e-mail: MediaRelations@cosmote.gr

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

Date: November 3 2004              By: /s/ Iordanis Aivazis
                                       ---------------------
                                 Name: Iordanis Aivazis
                                Title: Chief Financial Officer